EXHIBIT 19

FOR IMMEDIATE RELEASE

Contact:
Adam C. Derbyshire	Mike Freeman	Mark R. Vincent
Senior Vice President and	Director, Investor Relations and	Euro RSCG Life NRP
Chief Financial Officer	Corporate Communications
919-862-1000	919-862-1000	212-845-4239

SALIX ANNOUNCES RECORD COLAZAL®

SALES AND NATIONAL FORMULARY

ACCEPTANCE

- Company Promotes Chief Financial Officer -

Raleigh, NC, June 4, 2003 – Salix Pharmaceuticals, Ltd (Nasdaq: SLXP), a developer and marketer of prescription pharmaceutical products for the treatment of gastrointestinal diseases, today announced that COLAZAL® (balsalazide disodium) Capsules 750mg, the Company’s first-line therapy for the treatment of mildly to moderately active ulcerative colitis, recently achieved all-time high weekly sales performance and gained acceptance on an additional major national formulary. In addition, Adam Derbyshire has been promoted to Senior Vice President of Finance and Administration and Chief Financial Officer.

COLAZAL is rapidly becoming a leading choice of gastroenterologists for treating mildly to moderately active ulcerative colitis. Recent product successes include:

•	COLAZAL achieved all-time high total prescription and new prescription levels for the week of May 23, 2003.

•	Based upon IMS data, COLAZAL has attained a record-setting level, with total prescriptions breaking the 5,000 mark for the first time during the week of May 23.

•	COLAZAL also has gained formulary status on a major national health care maintenance network that provides prescription drug coverage for more than 8 million lives and access to nearly 450,000 physicians.

“We firmly believe that COLAZAL, our first marketed product, represents a significant step forward in the treatment of ulcerative colitis and that our success in the marketplace reflects COLAZAL’s growing acceptance among gastroenterologists and other prescribing physicians,” stated Carolyn J. Logan, President and Chief Executive Officer, Salix Pharmaceuticals. “This performance milestone serves to validate the Company’s sole strategic focus on gastroenterology and unwavering dedication to customer service.” Continuing, Ms. Logan stated, “The addition of COLAZAL to yet another major national formulary facilitates access to this important drug among an increasing universe of physicians and patients. I would like to thank our Sales and Marketing team for making COLAZAL the fastest growing drug of its kind, based upon 2002 prescriptions, and our National Accounts team for their success in establishing COLAZAL’s presence in the managed health care marketplace.”

In addition, Salix announced today the promotion of Adam Derbyshire to the position of Senior Vice President of Finance and Administration and Chief Financial Officer. Since joining the Company in July 2000, Adam has served in a leadership role in the growth and expansion of Salix and plays a key role in directing numerous functions within the Company and representing Salix to the financial community. Commenting on this promotion, Ms. Logan stated, “Adam has made significant strategic contributions to Salix and is a valuable asset to the organization. I look forward to continuing to work with Adam as we build Salix into the leading gastroenterology specialty pharmaceutical company.”

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products for the treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic drugs, complete any required development and regulatory submission of these products, and market them through the Company’s 84-member gastroenterology specialty sales and marketing team. Salix’s first marketed product is COLAZAL®, an anti-inflammatory drug approved for the treatment of mildly to moderately active ulcerative colitis. Safety and effectiveness of COLAZAL beyond 12 weeks has not been established. The Company launched the product in the U.S. through its specialty sales force in January 2001. COLAZAL was well tolerated in clinical studies. In clinical trials, patients reported the following adverse events most frequently: headache (8%); abdominal pain (6%); diarrhea (5%); nausea (5%); vomiting (4%); respiratory infection (4%); and arthralgia (4%). Withdrawal from therapy due to adverse events was comparable to placebo. Salix trades on the Nasdaq National Market under the ticker symbol “SLXP.”

For more information please contact the Company at 919-862-1000 or visit our web site at www.salix.com. Information on our web site is not incorporated in our SEC filings.

Please Note: This press release contains forward-looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include market acceptance for approved products, management of rapid growth, risks of regulatory review and clinical trials, intellectual property risks, and the need to acquire additional products. The reader is referred to the documents that the Company files from time to time with the Securities and Exchange Commission.